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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant's Name into English)

Coral Towers, Paradise Island, The Bahamas
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No      X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

Kerzner International Limited 6-K

        We are electing to furnish certain supplemental information concerning us and our business, Kerzner International Limited. This supplemental information is set forth as Exhibit 99(1) to this Current Report on Form 6-K. The supplemental information is being furnished, not filed. Accordingly, the supplemental information will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005	KERZNER INTERNATIONAL LIMITED
	By:	/s/ Richard M. Levine Name: Richard M. Levine Title: Executive Vice President & General Counsel

EXHIBIT LIST

Exhibit	Description
99(1)	Supplemental information
99(2)	Press Release on September 15, 2005 Kerzner Announces Private Offering of $400 million Senior Subordinated Notes due 2015

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SIGNATURES
EXHIBIT LIST